Exhibit 99.1

September 20, 2012

To	To

Israel Securities Authority	Tel Aviv Stock Exchange Ltd.

Via fair disclosure electronic system (MAGNA)	Via fair disclosure electronic system (MAGNA)

Dear Sir, Madam,

Re: Gazit-Globe Ltd. (the “Company”)—Immediate Report Regarding Completion of the Equity Offering of our Subsidiary First Capital Realty Inc. (“FCR”)

Further to our immediate report of September 11, 2012 regarding the equity offering of our subsidiary FCR, a company whose financial statements are consolidated into those of the Company and whose shares are traded on the Toronto Stock Exchange, we are pleased to report that on September 19, 2012 the closing of aforementioned equity offering occurred for gross proceeds of 240.3 million Canadian dollars (before transaction expenses).

After completion of the offering (on the assumption that overallotment option to the underwriters is not exercised), the Company holds (directly and indirectly) 94,134,776 ordinary shares which comprise approximately 46.83% of the issued and outstanding shares of FCR (approximately 40.57% on a fully-diluted basis).

A copy of FCR’s press release regarding the closing of the offering, as originally published in Canada on September 19, 2012, can be found at http://www.firstcapitalrealty.ca.

Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:

This release may contain forward-looking statements within the meaning of the U.S. federal securities laws. These statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. Such statements involve a number of known and unknown risks and uncertainties, many of which are outside our control, that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks detailed in our public filings with the SEC. Except as required by law, we undertake no obligation to update any forward-looking or other statements herein, whether as a result of new information, future events or otherwise.

About Gazit-Globe

Gazit-Globe is one of the largest owners and operators of supermarket-anchored shopping centers in the world. In addition, the Company is active in North America in the healthcare real estate sector. Gazit-Globe is listed on the Tel Aviv Stock Exchange (TASE: GLOB) and is included in the TA-25 and the Real-Estate 15 indices in Israel. The Company is also listed on the New York Stock Exchange (NYSE: GZT). The Group operates properties with a total value of approximately $19.0 billion in more than 20 countries and owns and operates over 600 properties with a gross leasable area of approximately 6.7 million square meters.

Kind regards,

Gazit-Globe, Ltd.